82-4867

amrad corporation limited
abn 37 006 614 375
576 swan street richmond
victoria australia 3121
telephone (61 3) 9208 4000
facsimile (61 3) 9208 4356
http://www.amrad.com.au

03 JAN 21 AM 7:21

03003329

To: The Securities and Exchange Commiss...
Company:
Fax: 0011 1 202 942 9624
From: Robyn Fry - Company Secretary
Fax: (+61 3) 9208 4356
Date: 17 January 2003
Pages: 5
Including cover page

SUPPL

FACSIMILE COVER SHEET

Amrad Corporation Limited

Please find attached information being furnished by Amrad Corporation Limited to the Securities and Exchange Commission.

p.p. [signature]

Robyn Fry
General Counsel & Company Secretary

PROCESSED
FEB 03 2003
THOMSON FINANCIAL

dlw 1/27

amrad
amrad corporation limited
abn 37 006 614 375
576 swan street richmond
victoria australia 3121
telephone (61 3) 9208 4000
facsimile (61 3) 9208 4352
http://www.amrad.com.au

FILE NO.
82-4867

17 January 2003

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street NW
WASHINGTON DC 20549
USA

Dear Sirs

AMRAD Corporation Limited
Rule 12g3-2(b) Exemption (File No. 82-4867)

The enclosed information is being furnished by AMRAD Corporation Limited ("AMRAD") under paragraph (b)(1)(i) of Rule 12g3-2 under the Securities Exchange Act of 1934 ("the Exchange Act"). AMRAD's file number is indicated in the upper right hand corner of each unbound page and the first page of each bound document furnished herewith.

In accordance with paragraphs (b)(4) and (b)(5) of the Rule, the documents furnished herewith are being furnished with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishings of such documents shall constitute an admission for any purpose that AMRAD is subject to the Exchange Act.

Yours sincerely

p.p

Robyn Fry
General Counsel & Company Secretary

Rflr001

FILE No.
82-4867

Rule 12g3-2(b) Card Received from the SEC

ISSUER	FILE NO.
AMRAO Corporation Limited	82- 4867

9/4/98

This will advise that the issuer has been added to the list of those foreign private issuers that claim exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Please be further advised that in order to continue to claim this exemption, the issuer must furnish to the Commission, on a timely basis, all information required by Rule 12g3-2(b). This includes all relevant documents since the date of your initial submission. The burden of furnishing such information rests with the issuer, even if it delegates that responsibility to another, and the staff will look to the issuer for compliance. If the issuer is a member of an affiliated or control group which normally prepares reports, press releases, etc., in a single document, a separate report must be submitted for each issuer that claims an exemption under the rule because separate files are maintained for each issuer.

ALL FUTURE SUBMISSIONS MUST PROMINENTLY INDICATE THE EXEMPTION NUMBER IN THE UPPER RIGHT HAND CORNER OF EACH UNBOUND PAGE AND THE FIRST PAGE OF EACH BOUND DOCUMENT PURSUANT TO THE IDENTIFICATION PROVISIONS OF THE RULE. FAILURE TO SO INDICATE WILL RESULT IN THE SUBMISSION BEING RETURNED TO THE SENDER AND THE SUBMISSION NOT BEING RECORDED, RESULTING IN POSSIBLE LOSS OF THE EXEMPTION.

FILE No.
82-4867

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 16/01/2003

TIME: 09:27:19

TO: AMRAD CORPORATION LIMITED

FAX NO: 03-9208-4356

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

To leverage property assets for R&D Boost

amrad

amrad corporation limited
abn 37 006 614 375
576 swan street richmond
victoria australia 3121
telephone (61 3) 9208 4000
facsimile (61 3) 9208 4356
http://www.amrad.com.au

NEWS RELEASE
Thursday 16 January 2003

AMRAD TO LEVERAGE PROPERTY ASSETS FOR R&D BOOST

Amrad (ASX:AML) today announced it would place on the market its 4.7 hectares of land in Melbourne's inner suburb of Richmond, as foreshadowed at the Company's Annual General Meeting in October 2002.

The Amrad Board has appointed KPMG's National Real Estate Group, Urbis, FPDSavills and Deacons to advise on the planning, development and packaging of the site.

Amrad Managing Director, Dr Sandra Webb, said the sale would allow the Company to extract maximum value from its investment in the land. The Company has its corporate headquarters and laboratories on the Richmond site.

"Amrad does not see itself as a property investor. In consultation with our expert advisers, the Board has considered the available options and has determined that the sale of the Amrad site, involving a partial leaseback to Amrad, is the optimum strategy for the Company," Dr Webb said.

"The overall property market has moved favourably and we have an outstanding inner-city asset which we can leverage to boost our drug discovery, development and commercialisation activities. We currently have five projects in preclinical and clinical development and a further 20 projects in the early discovery phase of development. Our plan is to accelerate the development of these projects using the new capital realised through the sale of the Richmond site," Dr Webb said.

"Amrad is considering a leaseback of part of the land for a minimum period of two years to enable adequate preparations to meet relocation requirements without disrupting the normal course of business.

"We believe the site, along the banks of the Yarra and with excellent transport access, is a prime commercial development site and the Board fully supports the shift of our assets to fund our core business – drug discovery and development," said Dr Webb.

Currently the land is zoned for business use and Amrad has three tenants, GE Capital Finance Australia, Cerylid Biosciences and AusBiotech, subletting parts of the complex. "We have excellent tenants with short and medium term leases and this adds to the attractiveness of the property for investors or developers," Dr Webb said.

For further information please contact: Anne Hayward
Investor Relations
Telephone: 61 3 9208 4000
Mobile: 0419 893 922